

13015133

Mail Processing
Section

FEB 2 8 2013

Washington DC ✓

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 00621

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2012__ ✓ AND ENDING __12/31/2012__
　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOVEREIGN LEGACY SECURITIES, INC. ✓

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 NW BROAD STREET
_____
(No. and Street)

SOUTHERN PINES　　　　　　　NC　　　　　　　28387　　　　✓
(City)　　　　　　　　　　　　(State)　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
✱ Jacqueline WestBrook
　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GUY, STEPHEN M.
_____
(Name – *if individual, state last, first, middle name*)

211 E SIX FORKS ROAD　　　RALEIGH　　　NC　　27609-7743
(Address)　　　　　　　　(City)　　　　　(State)　　　(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __JACQUELINE M WESTBROOK__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __SOVEREIGN LEGACY SECURITIES, INC__ , as of __DECEMBER 31__ , 20_12_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

__PRESIDENT__
Title

Notary Public _my comm exp 7/28/14_

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

✓ **Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.**

Filing ID: 89406 (Please retain this number for further inquiries regarding this form)
Submitted By: jwestbrook
Submitted Date: Tue Feb 26 16:45:59 EST 2013

All fields marked with * are mandatory.

Annual Audit Notice Information:

Name of Auditor*

| Stephen M. Guy |

PCAOB #*

| 4130 |

Auditor Address - Street*

| 211 E. Six Forks Road |

City*

| Raleigh |

State*

| NC |

Zip Code*

| 27609-7743 |

Auditor Main Phone Number*

| 1-919-828-7722 |

Lead Audit Partner Name*

| Stephen M. Guy |

Lead Audit Partner Direct Phone Number*

| 1-919-828-7722 |

Lead Audit Partner Email Address*

| steveguy@bgmpa.com |

FYE: | 2012-12-31 |

Below is a list of *required* documents. Please check to indicate the document is attached.*

☑ Facing Page [Form X-17a-5 Part III]

☑ An Oath or Affirmation [SEA Rule 17a-5(e)(2)]

☑ Independent Auditor's Report and Opinion [SEA Rules 17a-5(e)(1),17a-5(i)(2) and (3)]

☑ Statement of Financial Condition [SEA Rule 17a-5(d)(2)]

☑ Statement of Income (Loss) [SEA Rule 17a-5(d)(2)]

☑ Statement of Changes in Financial Condition (Statement of Cash Flows) [SEA Rule 17a-5(d)(2)]

☑ Statement of Changes in Stockholder's Equity or Partner's or Sole Proprietor's Capital [SEA Rule

17a-5(d)(2)]

☑Notes of Financial Statements (Include Summary of Financial Data of Subsidiaries If Applicable) [SEA Rule 17a-5(d)(2)]

☑Computation of Net Capital [SEA Rule 17a-5(d)(3)]

☑Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(4)]

☑Accountants Report on Material Inadequacies (Internal Control Report) [SEA Rules 17a-5(g)(1), 17a-5(g)(3) and 17a-5(j)]

SEA Rule 15c3-3 - *Select One*

    ⦿ Statement Regarding Exemption from Reserve Requirements

    ○ Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(3)] AND Reconciliatic Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or App Statement [SEA Rule 17a-5(d)(4)] AND Information Relating to the Possession or Control Requirements SEA Rule 15c3-3 [SEA Rule 17a-5(d)(3)]

SEA Rule 17a-5(e)(4) - *Select One*

    ○ For Firms Claiming Exclusion from SIPC Members [SEA Rule 17a-5(e)(4)]: 1. Copy of SIPC-3 Form; a Independent Accountant's Report on Agreed Upon Procedures Related to an Entity's Claim of Exclusion Membership.

    ○ For SIPC Members [SEA Rule 17a-5(e)(4)]: 1. SIPC Supplemental Report; and 2. Copy of Independen Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Rec

    ⦿ For SIPC Members with Minimal Revenue[Note: Broker-Dealers do not have to file the Supplemental S Report required by SEA Rule 17a-5(e)(4) provided that they report $500,000 or less in gross revenues in annual audited statement of income filed pursuant to SEA Rule 17a-5(d).]

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

    ☐Statement of Changes in Liablities Subordinated to Claims of General Creditors[SEA Rule 17a-5(d)(2)]

    ☐For Dual FINRA/CFTC Members which are FCMs, Schedule of Customer Segregated Funds

    ☐For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* SCAN0044_000.pdf 697447 bytes

SOVEREIGN LEGACY SECURITIES, INC.

FINANCIAL STATEMENTS
with the
INDEPENDENT AUDITORS' REPORT
AND OTHER FINANCIAL INFORMATION

For the Year Ended December 31, 2012

 # 1783

SOVEREIGN LEGACY SECURITIES, INC.

Audited Financial Statements
and Other Financial Information

For the year ended December 31, 2012

Contents

Report of Independent Auditors'

FINANCIAL STATEMENTS:

Audited Statement of Financial Condition
Audited Statement of Operations and Retained Earnings
Audited Statement of Cash Flows
Notes to Financial Statements

SUPPLEMENTARY INFORMATION:

Computation of Net Capital
Internal Control Report



BARHAM GUY & McKNIGHT, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS
bgmpa.com

James M. Barham, CPA
Stephen M. Guy, CPA
Thomas G. McKnight, CPA

211 E. Six Forks Rd, Suite 112
Raleigh, NC 27609-7743
919-828-7722 tel
919-828-7758 fax

To The Board of Directors
Sovereign Legacy Securities, Inc.
Southern Pines, North Carolina

INDEPENDENT AUDITORS' REPORT

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Sovereign Legacy Securities, Inc. (a North Carolina corporation) as of December 31, 2012 and the related statement of operations and retained earnings and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sovereign Legacy Securities, Inc. as of December 31, 2012, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements. Such

information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Barham Guy & McKnight, PA
Raleigh, North Carolina
February 25, 2013

2012

ASSETS

Current Assets:		
Cash and cash equivalents	$	36,202
Accounts receivable		18,889
Prepaid asset		5,651
Total Current Assets		60,742
Property and equipment		78,074
Less: accumulated depreciation		(78,074)
Total Assets	$	60,742

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Payroll taxes	$	831
Accrued expenses		16,711
Total Current Liabilities		17,542
Stockholder's Equity:		
Common Stock, $1 par value, 200		
shares authorized, 200 issued and outstanding		200
Paid in capital		85,444
Retained Earnings (Deficit)		(42,444)
Net unrealized gains (loss) on marketable securities		-
Total Stockholder's Equity		43,200
Total Liabilities and Stockholder's Equity	$	60,742

See Independent Auditors' Report and Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the year ended December 31, 2012

	2012
REVENUES	$ 337,952
EXPENSES	
Officer's salary	19,910
Other salaries	-
Auto expense	194
Dues and publications	-
Repairs and maintenance	50
Telephone and utilities	2,792
Advertising	90
Office expense	1,231
Employee medical insurance	-
Legal and accounting	35,110
Administrative expense	-
Rent	4,950
Commission	265,776
Payroll taxes	1,724
Insurance	6,932
Taxes and licenses	2
Miscellaneous expense	441
Regulatory expense	5,130
Total Expenses	344,332
OPERATING INCOME (LOSS)	(6,380)
Other income (expense)	
Interest	23
Gain/(loss) on sale of securities	-
Gain on sale of asset	-
Bad Debt	-
TOTAL OTHER INCOME (EXPENSE)	23
NET INCOME(LOSS) BEFORE INCOME TAXES	(6,357)
Provision for income taxes	-
NET INCOME (LOSS) AFTER INCOME TAXES	(6,357)
Beginning Retained Earnings (Deficit)	(36,087)
Ending Retained Earnings (Deficit)	$ (42,444)

See Independent Auditors' Report and Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the year ended December 31, 2012

	2012
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (6,357)
Adjustments to reconcile net income	
to net cash provided (used) by operating activities:	
(Gain)/loss on sale of marketable securities	-
Changes in operating assets and liabilities:	
(Increase) Decrease in receivable & prepaid	(20,020)
Increase (decrease) in accrued expense	16,496
Net cash provided (used) by operating activities	**(9,881)**
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of securities	-
Net cash from investing activities	**-**
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	9,814
Net cash from financing activities	**9,814**
NET INCREASE (DECREASE) IN CASH	**(67)**
Cash and cash equivalents at beginning of year	36,269
Cash and cash equivalents at end of year	**$ 36,202**

SUPPLEMENTAL DISCLOSURES

Cash paid during the year for:
Interest expense	-0-
Income taxes	-0-

See Independent Auditors' Report and Notes to Financial Statements.

NOTE 1 – SUMMARY SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

The company generates its revenues by placing private transactions for individual investors.

Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred while renewals and betterments are capitalized.

Income taxes

Income taxes are provided for the tax effects of the transaction reported in the financial statement. Current income taxes are based upon the year's taxable income for Federal and State income tax reporting purposes.

Current Tax Provisions	2012
Federal	$ -
State	-
	$ -

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash & Cash Equivalents

Cash & Cash Equivalents includes all monies in banks and highly liquid instruments with maturity dates of less than three months.

NOTE 2 – BROKER DEALER UNDER SEA RULE 15c3-1 PARAGRAPH (a)(2)(v)

The company is registered with the Securities and Exchange Commission as a broker-dealer. The company operates under paragraph (a)(2)(v) of 15c3-1 and maintains a "Special Reserve Bank Account for the Exclusive Benefit of Customers." The company, operating under paragraph (a)(2)(v), promptly transmits all funds received in connection with its activities as a broker or dealer, and may not otherwise hold funds or securities for, or owe money or securities to customers.

NOTE 3 – NET CAPITAL REQUIREMENT

The company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule. This rule requires that the company maintain minimum net capital, as defined, of $25,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2012, the company had net capital of $34,788. This amount exceeded the required net capital by $9,788. The company's aggregate indebtedness ratio to net capital was 5.04% for the year ended December 31, 2012.

NOTE 4 – LEASING ARRANGEMENTS

The company has a month to month operating lease for its office facility.

NOTE 5 – UNCERTAINTIES, CONTINGENCIES & RISKS

The company has not accrued a loss contingency as there is no indication that is probable or reasonably possible that an asset has been impaired or a liability had been incurred through February 25, 2013.

NOTE 6 – SUBSEQUENT EVENTS

These financial statements considered subsequent events through February 25, 2013 the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

SOVEREIGN LEGACY SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2012

	2012
TOTAL STOCKHOLDER'S EQUITY	$ 43,200
DEDUCTIONS AND/OR CHANGES	
Non-allowable assets	(8,412)
TENTATIVE NET CAPITAL	34,788
Haircut on securities	-
NET CAPITAL	$ 34,788
AGGREGATE INDEBTNESS	
Accrued expenses and other current liabilities	17,542
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL	5.04%
MINIMUM NET CAPITAL REQUIRED	25,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIRED	9,788

RECONCILIATION WITH COMPANY'S COMPUTATION
IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2012

Net capital as reported in Company's Part II:	
Unaudited Focus Report	34,787
Audit adjustment for accrued and other expenses/timing difference ROUNDING	1
NET CAPITAL PER ABOVE	$ 34,788

See Independent Auditors' Report and Notes to Financial Statements.

BG&M

BARHAM GUY & McKNIGHT, P.A.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

bgmpa.com

James M. Barham, CPA
Stephen M. Guy, CPA
Thomas G. McKnight, CPA

211 E. Six Forks Rd, Suite 112
Raleigh, NC 27609-7743
919-828-7722 tel
919-828-7758 fax

To the Board of Directors
Sovereign Legacy Securities Inc.
Southern Pines, North Carolina

In planning and performing our audit of the financial statements of Sovereign Legacy Securities, Inc. for the year ended December 31, 2012, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by Sovereign Legacy Securities, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Sovereign Legacy Securities, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Sovereign Legacy Securities, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserves System.

The management of Sovereign Legacy Securities, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objective of an internal control structure and the practices and procedures to provide management with reasonable but not absolute assurance that assets for which Sovereign Legacy Securities Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a reasonable possibility that a material misstatement of the financial statements will not be prevented, or detected and corrected, by the entity's internal control on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Sovereign Legacy Securities, Inc.'s practices and procedures were adequate at December 31, 2012 to meet the SEC objectives.

This report is intended solely for the use of the shareholders, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Barham Guy & McKnight, P.A.

Barham Guy & McKnight, P.A.

February 25, 2013



BARHAM GUY & McKNIGHT, P.A.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

bgmpa.com

James M. Barham, CPA
Stephen M. Guy, CPA
Thomas G. McKnight, CPA

211 E. Six Forks Rd, Suite 112
Raleigh, NC 27609-7743
919-828-7722 tel
919-828-7758 fax

February 25, 2013

Jacqueline M. Westbrook
President
Sovereign Legacy Securities, Inc.

As requested by you, we are reporting to you this statement regarding the anti-money laundering controls of Sovereign Legacy Securities, Inc. for the year ended December 31, 2012.

FOR MANAGEMENT USE ONLY

We have reviewed the written policy and procedures established by Sovereign Legacy Securities, Inc. and tested compliance with those policies and procedures. No exceptions were found.

During our audit of the financial statements of Sovereign Legacy Securities, Inc., we examined, on a test basis, evidence supporting the amount and disclosures in the financial statements. We planned and performed the audit to obtain reasonable assurance about whether the financial statements were free of material misstatement, whether from (a) errors, (b) fraudulent financial reporting, (c) misappropriation of assets, or (d) violations of laws or government regulations that are attributable to the entity or to acts by management of the entity.

The firm is at a relatively low risk for money laundering activities. The firm promptly transmits all funds received (if any) in connection with its activities as a broker dealer, and may not otherwise hold funds or securities for, or owe money or securities to customers. Regardless of this relative low risk, the firm maintains a commitment to abide by AML compliance guidelines. The firm has responded that it is cognizant of its requirements for OFAC FINCEN, CIP (Customer Identification Program) and other facets of AML compliance.

Since there are ongoing changes to anti-money laundering guidance from the NASD and the US Patriot Act, rules are subject to change, and all firms should be vigilant in training management and employees (if any) in the current rules and practices for anti-money laundering compliance. It is recommended that the firm use the AML training section of their yearly firm element continuing education to update management and personnel (if any) in the latest feedback from the NASD and other regulatory bodies with respect to AML compliance.

Sincerely,

Barham Guy & McKnight, P.A.

MEMBERS: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS & N.C. ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS